                                                                     No. 811-123


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM N-8A/A

                   AMENDMENT TO NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

--------------------------------------------------------------------------------

Name:  The Composite Funds (No. 811-123)/1/
       ---------------------------------

Address of Principal Business Office (No. & Street, City, States, Zip Code):

601 West Main Avenue, Suite 300, Spokane, WA 99201
--------------------------------------------------

Telephone Number (including area code):  (509) 353-3486
                                         --------------





-------------------------

     /1/ Effective on or before December 31, 1997 (the "Effective Time"), Composite U.S. Government Securities Fund; Composite Income Fund; Composite Growth & Income Fund; Composite Cash Management Company, Money Market Fund; Composite Cash Management Company, Tax-Exempt Money Market Fund; Composite Tax-Exempt Bond Fund; Composite Northwest Fund and Composite Bond & Stock Fund, the eight initial series of shares of The Composite Funds, a Massachusetts business trust (the "Trust"), will succeed to all of the assets, rights, obligations and liabilities of Composite U.S. Government Securities, Inc.; Composite Income Fund, Inc.; Composite Equity Series, Inc.; Composite Cash Management Company, Money Market Portfolio; Composite Cash Management Company, Tax-Exempt Portfolio; Composite Tax-Exempt Bond Fund, Inc.; Composite Northwest Fund, Inc.; and Composite Bond & Stock Fund, Inc., respectively. The Trust hereby expressly adopts the Notification of Registration of Composite Bond & Stock Fund, Inc., as its own, effective as of the Effective Time, for all purposes of the Investment Company Act of 1940.

Name and address of agent for service of process:

     John T. West, Clerk
     601 West Main Avenue, Suite 300
     Spokane WA  99201

Copies to:

     Lawrence R. Small, Esq.                           Joseph B. Kittredge, Esq.
     Paine, Hamblen, Coffin,                           Ropes & Gray
     Brooke & Miller, LLP                              One International Place
     717 West Sprague Avenue, Suite 1200               Boston, MA  02110
     Spokane, WA  99204

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES / X / NO /   /
     ---      ---

--------------------------------------------------------------------------------

                                   SIGNATURE

     A copy of the Agreement and Declaration of Trust of The Composite Funds (the "Trust") is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officer, or shareholder individually but binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Spokane and the State of Washington on the 30th day of September, 1997.

     SEAL                     Signature:  The Composite Funds



Attest: JOHN T. WEST                    By  WILLIAM G. PAPESH
        -------------------                 ----------------------------
        John T. West, Clerk                 William G. Papesh, President


                                      -2-